Contact

www.linkedin.com/in/kendall-glynn-ms-cgc-79b7b9 (LinkedIn)

Kendall Glynn, MS, CGC

Founder, COO at Square Baby

San Francisco, California, United States

Experience

Square Baby

Founder, COO

January 2018 - Present (5 years 7 months)

San Francisco Bay Area

Square Baby is the first-ever meal system that offers 100% daily nutrition for your baby. It's foolproof and fully customizable to your baby's specific dietary needs. Our organic purees are freshly made in small batches and delivered right to your door. You're #AllSquaredAway

San Francisco Perinatal Associates

Practice Administrator, Certified Genetic Counselor

2006 - 2009 (3 years)

San Francisco Bay Area

Partnered with five seasoned clinical perinatalogists and medical geneticists to start the first comprehensive perinatal private practice in San Francisco. Worked with physicians and partners in developing all aspects of the practice including business administration, clinical policy, billing practices, employee recruitment and retention, facilities, equipment/supply acquisition and management. Partnered with leading clinical genetic laboratory to provide genetic counseling services within SFPA. Grew the practice from inception to the largest provider of perinatal services in San Francisco. Led and participated on pilot projects including development of one of the first web based genetic counseling portals through DNA Direct, Inc.

California Pacific Medical Center

Supervisor, Certified Genetic Counselor

2004 - 2006 (2 years)

San Francisco Bay Area

Managed staff of eleven genetic counselors and set policy for billing practices for genetic counseling services. Collaborated with medical geneticists and department director to implement clinical policies for prenatal genetic services. Developed and implemented genetic counseling performance plan for staff reviews. Provided genetic counseling services to patients at state-approved

prenatal diagnosis centers. Partnered with a reputable Bay area fertility group to provide genetic counseling and risk assessment for infertility patients and patients seeking preimplantation genetic diagnosis (PGD). Serviced Spanish-speaking patients in outreach clinics located in Greenbrae and Santa Rosa. Developed and implemented policies and procedures for combined first trimester screening, and coordinated introduction of policy to clinical staff. Collaborated with physicians to ensure comprehensive and continuous care for patients in the prenatal diagnosis, PGD/infertility, and outreach clinical programs.

Genzyme Genetics
Territory Manager, Certified Genetic Counselor
2003 - 2004 (1 year)
San Francisco Bay Area

Managed physicians and hospital systems in Northern California, Northern Nevada, and Utah. Specialties include centers for Maternal Fetal Medicine, Fertility clinics, Ob/Gyn practices, Hematology/Oncology clinics, and Pathology groups. Implemented comprehensive genetic risk program for large reproductive practice in the Bay area resulting in genetic risk assessment and counseling for patients. Consulted physicians about appropriate utilization of a variety of genetic tests and services in both the prenatal and oncology markets. Provided education to physicians on new initiatives in prenatal screening, including the use of First Trimester screening and Integrated screening. Collaborated with Bay Area Genzyme genetic counselors to ensure clinic efficiency and quality patient care. Achieved both the President’s Award and became a member of the President’s Club for top client servicing and production.

Alfigen, The Genetics Institute
Certified Genetic Counselor
2002 - 2003 (1 year)
San Francisco Bay Area

Provided genetic counseling services at Bay area PDC site for a variety of indications including advanced parental age, first and second trimester screening, family history of suspected chromosomal or genetic disorder, abnormal ultrasound findings, and follow up regarding assisted reproductive technologies. Worked with insurance providers to ensure coverage for patients undergoing genetic testing. Served as a genetic information resource for specific referring physician inquiries. Responsible for the communication of

relevant results to patients and for the coordination of appropriate follow-up for patients and their families.

Education

University of Colorado Anschutz Medical Campus

Master of Science - MS, Biophysics and Molecular Genetics · (2000 - 2002)

University of Colorado Boulder

Bachelor of Science - BS, Environmental, Population and Organismic Biology · (1994 - 1998)